UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

CRESUD SOCIEDAD ANÓNIMA COMERCIAL INMOBILIARIA FINANCIERA y AGROPECUARIA

(Name of Issuer)

Common Stock, Par Value 1.00 Peso per Share

(Title of Class of Securities)

226406106

(CUSIP Number)

Saúl Zang

Juan Manuel Quintana

Carolina Zang

María de los Ángeles del Prado

Estudio Zang, Bergel y Viñes

Florida 537, 18th Floor

Buenos Aires, Argentina

+54(11) 4322-0033

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 226406106	Page 2 of 15 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 43,496
8. SHARED VOTING POWER 187,405,502
9. SOLE DISPOSITIVE POWER 43,496
10. SHARED DISPOSITIVE POWER 191,178,127

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,221,623
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.10%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 226406106	Page 3 of 15 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 187,405,502
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 191,221,623

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,221,623
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.10%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 4 of 15 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO - BK
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 187,405,502
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 191,221,623

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,221,623
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.10%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 5 of 15 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Assets Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 187,405,502
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 191,221,623

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,221,623
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.10%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 6 of 15 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Uruguay S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 187,405,502
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 191,221,623

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,224,623
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.10%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 7 of 15 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 187,405,502
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 191,221,623

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,221,623
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.10%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 8 of 15 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dolphin Fund PLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 3,816,121
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 191,221,623

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,221,623
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.10%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 9 of 15 Pages

STATEMENT PURSUANT TO RULE 13d-1 OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

AMENDMENT No. 7 TO SCHEDULE 13D

This Amendment No. 7 Schedule 13D (“Amendment No. 7”) amends and restates Items 3, 4 and 5 of the Schedule 13D filed by the Reporting Persons with the SEC (the “Schedule 13D”). Capitalized terms used in this Amendment No. 7 but not defined herein have the meaning given to such terms in the Schedule 13D, as amended and restated from time to time.

SCHEDULE 13D

CUSIP No. 226406106	Page 10 of 15 Pages

Item 3.	Source and Amount of Funds or Other Consideration

As of July 22, 2008, the Cresud common shares beneficially owned by the Reporting Persons consisted of 191,221,623 shares, representing 34.10% of Cresud’s share capital on a fully diluted basis (i.e., assuming that all of the outstanding New Warrants to acquire common shares are exercised by the holders thereof).

The funds used to purchase the Cresud common shares and New Warrants were derived from (i) working capital, (ii) loan agreements entered into with Credit Suisse International and Citibank N.A., (iii) capital contributions received from IFIS shareholders, and (iv) a margin account at Raymond James.

Item 4.	Purpose of Transaction

Since March 31, 2008, the Reporting Persons reduced their beneficial ownership of Cresud common shares by selling shares representing a 1.17% decrease (net of purchases of common shares since such date) of Cresud’s share capital on a fully diluted basis. Such decrease was the net result of net sales (net of purchases in the open market) of 8,542,076 Cresud’s common shares acquired in the open market.

Additionally the Reporting Persons acquired 5,954,823 New Warrants in the open market.

Except as described above, neither the Reporting Persons nor, to their knowledge, any person named in Schedule A previously filed, has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

These transactions were effected from April 1, 2008, to July 22, 2008 (the “Transaction Period”).

Item 5.	Interests in Securities of the Issuer

(a)	As of July 22, 2008, the Reporting Persons beneficially owned 191,221,623 common shares of Cresud, representing 34.10% of its share capital on a fully diluted basis.

The following is a description of the Reporting Persons’ beneficial ownership of Cresud common shares as of July 22, 2008:

Shareholder	Number of Shares Currently Owned(1)	% of Currently Outstanding Shares(1)	New Warrants Outstanding	Number of Common Shares on Fully Diluted Basis(2)	% of Common Shares on a Fully Diluted Basis(2)
Reporting Persons	166,065,733	33.11%	75,467,670	191,221,623	34.10%
Total	501,531,865		177,728,710	560,774,772

(1) Does not take into account any exercise of New Warrants outstanding as of July 22, 2008.

(2) Assuming that all holders of outstanding New Warrants (including the Reporting Persons) exercise all such New Warrants. Elsztain is the Chairman of the Board of Directors of IFIS, IFISA, Cresud, Dolphin, CAM, CVC Uruguay and CVC Cayman. Elsztain is the beneficial owner of 36.46% of IFIS, including: (a) 15.97% owned directly, (b) 1.62% owned indirectly through CVC Uruguay, (c) 9.44% owned indirectly through Dolphin and (c) 9.43% owned indirectly through CVC

SCHEDULE 13D

CUSIP No. 226406106	Page 11 of 15 Pages

Cayman. Elsztain owns 85.0% of CAM which owns 100% of CVC Uruguay which in turn owns 100% of CVC Cayman. On March 11, 2008, Elsztain signed an Irrevocable Proxy with Baldwin Enterprises Inc. (“Baldwin”) in which he agreed to cause CVC Cayman, in its capacity as the investment manager of Dolphin, to relinquish voting rights only with respect to any common shares of IFIS, IFISA, IRSA and Cresud owned by Dolphin in favor of the independent directors of Dolphin. Thus, Elsztain by virtue of his position and voting power may be deemed to have voting power equal to 26.36% of IFIS’ voting rights.

(i)	IFIS is the direct owner of 100% of the common shares of IFISA.

(ii)	IFISA is the direct owner of 187,171,388 shares of Cresud common shares representing approximately 33.38% of Cresud’s common shares on a fully diluted basis.

(iii)	Dolphin Fund directly owns 9.44% of IFIS and 0.68% of Cresud on a fully diluted basis.

(iv)	CVC Cayman serves as the Investment Manager of Dolphin Fund Plc and IFIS and does not own Cresud common shares.

(v)	CAM directly owns 0.03% of Cresud on a fully diluted basis.

Set forth below is a diagram of the Reporting Persons’ beneficial ownership on a fully diluted basis of Cresud as of July 22, 2008:

Ownership structure

SCHEDULE 13D

CUSIP No. 226406106	Page 12 of 15 Pages

Subject to, among other things, availability at prices deemed favorable, the Reporting Persons may purchase additional New Warrants (as defined herein) and/or common shares of Cresud from time to time in the open market, in privately negotiated transactions or otherwise.

Given the foregoing, the Reporting Persons may be deemed to be the beneficial owners of 166,065,733 common shares, representing 33.11% of the issued and outstanding common shares of Cresud, as of July 22, 2008.

As of July 22, 2008, assuming that (i) the Reporting Persons exercise all of their New Warrants to acquire additional common shares of Cresud and (ii) none of the other holders of the New Warrants exercise such warrants, the Reporting Persons would control 36.31% of the common shares of Cresud.

a)	Except as set forth from Paragraph (i) to (iii) of this Item 5(a), to the knowledge of the Reporting Persons, none of the Reporting Persons beneficially own any common shares of Alto Palermo.

b)	Item 5(a) is incorporated herein by reference.

c)	Transactions by the Reporting Persons or other persons named in Schedule A previously filed in Cresud common shares and New Warrants that were effected during the last sixty days are listed on Annex I, which is incorporated herein by reference.

d)-e)	Not applicable.

SCHEDULE 13D

CUSIP No. 226406106	Page 13 of 15 Pages

Annex 1

Transactions by the Reporting Persons or persons named in Schedule A previously filed that were effected during the last 60 days.

IFIS’s transactions in CRESUD ADR

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Sell	5/22/2008	(3,600.00)	$16.0361	NASDAQ
Sell	5/27/2008	(44,800.00)	$16.0112	NASDAQ
Buy	5/30/2008	3,930.00	$14.8384	NASDAQ
Sell	6/3/2008	(3,000.00)	$15.0078	NASDAQ
Sell	6/4/2008	(40,434.00)	$15.0091	NASDAQ
Sell	6/5/2008	(30,000.00)	$15.1747	NASDAQ
Sell	6/5/2008	(15,500.00)	$15.1956	NASDAQ
Sell	6/6/2008	(3,600.00)	$15.4042	NASDAQ
Sell	6/11/2008	(11,000.00)	$15.2075	NASDAQ
Sell	6/11/2008	(35,000.00)	$15.2214	NASDAQ
Sell	6/12/2008	(30,000.00)	$15.2414	NASDAQ
Sell	6/12/2008	(30,000.00)	$15.2640	NASDAQ
Sell	6/13/2008	(12,000.00)	$15.2554	NASDAQ
Sell	6/13/2008	(17,600.00)	$15.2539	NASDAQ
Sell	6/16/2008	(2,148.00)	$15.3000	NASDAQ
Sell	6/17/2008	(10,000.00)	$15.2550	NASDAQ
Sell	6/17/2008	(10,800.00)	$15.2610	NASDAQ
Sell	6/18/2008	(2,800.00)	$15.1471	NASDAQ
Sell	6/18/2008	(100.00)	$15.0000	NASDAQ
Sell	6/19/2008	(20,000.00)	$15.0875	NASDAQ
Sell	6/19/2008	(15,200.00)	$15.0592	NASDAQ
Sell	6/20/2008	(10,000.00)	$15.0021	NASDAQ
Sell	6/20/2008	(36,838.00)	$15.0067	NASDAQ
Sell	6/23/2008	(17,668.00)	$15.0038	NASDAQ
Sell	6/23/2008	(5,000.00)	$15.0000	NASDAQ
Sell	6/24/2008	(7,912.00)	$15.0003	NASDAQ
Sell	6/24/2008	(1,500.00)	$15.0000	NASDAQ
Sell	6/25/2008	(34,421.00)	$15.0466	NASDAQ
Sell	6/26/2008	(58,445.00)	$15.0971	NASDAQ
Sell	6/26/2008	(5,200.00)	$15.0727	NASDAQ
Sell	6/27/2008	(100.00)	$15.0100	NASDAQ
Sell	6/30/2008	(2,500.00)	$15.0200	NASDAQ
Sell	6/30/2008	(12,450.00)	$15.0166	NASDAQ

IFIS ‘s transactions in CRESUD New Warrants

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Buy	5/29/2008	35,875.00	ARS 0.8098	Buenos aires Stock Exchange
Sell	5/29/2008	(8,000.00)	$0.2850	NASDAQ
Sell	6/4/2008	(26,100.00)	$0.3319	NASDAQ
Sell	6/5/2008	(5,000.00)	$0.3300	NASDAQ
Sell	6/6/2008	(250.00)	$0.3300	NASDAQ

SCHEDULE 13D

CUSIP No. 226406106	Page 14 of 15 Pages

Buy	6/11/2008	190,169.00	ARS 0.7500	Buenos aires Stock Exchange
Buy	6/20/2008	500,000.00	ARS 0.7500	Buenos aires Stock Exchange
Buy	6/20/2008	4,475,945.00	$0.2280	NASDAQ
Buy	7/15/2008	50,000.00	ARS 0.7300	Buenos aires Stock Exchange

Dolphin ‘s transactions in CRESUD ADR

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Buy	5/30/2008	3,500.00	$14.8384	NASDAQ
Buy	6/3/2008	1,400.00	$14.9129	NASDAQ

Dolphin ‘s transactions in CRESUD New Warrants

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Sell	5/30/2008	(107,045.00)	$0.4093	NASDAQ
Sell	6/3/2008	(60,000.00)	$0.3500	NASDAQ

SCHEDULE 13D

CUSIP No. 226406106	Page 15 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: July 22, 2008

Eduardo S. Elsztain		Consultores Venture Capital Uruguay

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
		Title:	Chairman of the Board

IFIS Limited		Consultores Assets Management S.A.

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Inversiones Financieras del Sur S.A.		Consultores Venture Capital Limited

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Dolphin Fund PLC

By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board